As filed with the Securities and Exchange Commission on June 1, 2017

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

PennTex Midstream Partners, LP

(Name of Subject Company)

PennTex Midstream Partners, LP

(Name of Person(s) Filing Statement)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

709311104

(CUSIP Number of Class of Securities)

Todd Carpenter

PennTex Midstream Partners, LP

8111 Westchester Drive, Suite 600

Dallas, Texas 75225

(832) 456-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With Copies to:

Ryan J. Maierson Debbie P. Yee Latham & Watkins LLP 811 Main Street, Suite 3700 Houston, Texas 77002 (713) 546-5400	Joshua Davidson Andrew J. Ericksen Baker Botts L.L.P. 910 Louisiana Street Houston, Texas 77002 (713) 229-1234

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

SCHEDULE 14D-9

This Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) relates to the cash tender offer by Energy Transfer Partners, L.P. (“ETP”) to purchase all of the outstanding common units representing limited partner interests (the “Common Units”) in PennTex Midstream Partners, LP, a Delaware limited partnership (which we refer to herein as the “Partnership”, “we” or “us”), not currently owned by ETP at a purchase price equal to $20.00 per Common Unit (the “Offer Price”). As discussed below, the Conflicts Committee (defined below), consisting entirely of independent directors meeting the requirements for membership on the Conflicts Committee set forth in the Partnership Agreement (defined below), has determined, on behalf of the General Partner (defined below), that the Offer Price of $20.00 per Common Unit is fair to the Partnership’s unitholders that are not affiliated with ETP and recommends that unitholders tender their Common Units to ETP pursuant to the Offer (defined below).

Item 1. Subject Company Information

(a) Name and Address. The name of the subject company is PennTex Midstream Partners, LP, a Delaware limited partnership. The address and telephone number of the principal executive offices of the Partnership are 8111 Westchester Drive, Suite 600, Dallas, Texas 75225, (832) 456-4000.

(b) Securities. The class of equity securities to which this Schedule 14D-9 relates is the Partnership’s Common Units. As of the close of business on May 31, 2017, there were 20,714,256 Common Units outstanding.

Item 2. Identity and Background of Filing Person

(a) Name and Address. The Partnership is the filing person and the subject company. The name, address and telephone number of the Partnership are set forth in Item 1(a) above, which information is incorporated herein by reference.

(b) Tender Offer. This Schedule 14D-9 relates to the cash tender offer by ETP to purchase all of the outstanding Common Units not currently owned by ETP at the Offer Price, subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”) dated May 18, 2017 (the “Offer Date”) and the related transmittal documents attached as exhibits to the Schedule TO and mailed to holders of Common Units (together with the Offer to Purchase, the “Offer”), as set forth in ETP’s Tender Offer Statement on Schedule TO/Rule 13e-3 Transaction Statement on Schedule 13E-3, filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 18, 2017 (the “Schedule TO/13E-3”). Unless the Offer is extended, it will expire at 5:00 p.m., New York City time, on June 19, 2017.

The tender offer is conditioned on, among other things, there being validly tendered and not withdrawn sufficient Common Units such that, following the closing of the tender offer, ETP and its affiliates own over 80% of the outstanding Common Units (the “Minimum Tender Condition”), unless such condition is waived by ETP. If the Minimum Tender Condition is waived by ETP, it will remain a non-waivable condition that a majority of the Common Units held by unitholders that are not affiliates of ETP are validly tendered and not withdrawn (the “Majority-of-the-Minority Tender Condition”). The tender offer is not subject to a financing condition.

Notwithstanding any other provision of the tender offer, ETP will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), pay for any Common Units, may postpone the acceptance for payment or payment for tendered Common Units and may, in its sole discretion, terminate or amend the tender offer as to any Common Units not then paid for (i) if at the expiration of the tender offer, the Minimum Tender Condition has not been satisfied, or (ii) if the Minimum Tender Condition has been previously waived (as described in the Offer), if at expiration of the tender offer the non-waivable Majority-of-the-Minority Tender Condition has not been satisfied, or (iii) on or after May 18, 2017, and at or prior to the expiration of the tender offer, any of the following events shall occur:

(1) there shall be instituted any action, proceeding or application by any U.S. or non-U.S. court, government or governmental authority or other U.S. or non-U.S. regulatory or administrative agency or commission (each, a “Governmental Entity”) which, directly or indirectly (A) challenges the acquisition by ETP of the Common Units, seeks to restrain, delay, enjoin, make illegal or otherwise prohibit the consummation of the tender offer or the exercise of the Call Right (as defined below) or seeks to obtain any material damages as a result of, or otherwise adversely affects, the tender offer or the exercise of the Call Right, (B) seeks to prohibit or impose material limitations on ETP’s acquisition, ownership or operation of all or any material portion of its or the Partnership’s business or assets (including the business or assets of their respective affiliates and subsidiaries), or of all or any of the Common Units (including, without limitation, the right to vote the Common Units purchased by ETP, on an equal basis with all other Common Units, on all matters presented to the holders of Common Units, except to the extent limited by the First Amended and Restated Agreement of Limited Partnership of the Partnership (the “Partnership Agreement”)), or seeks to compel ETP to dispose of or hold separate all or any material portion of its own or the Partnership’s business or assets (including the business or assets of their respective affiliates and subsidiaries) as a result of the tender offer or the exercise of the Call Right, (C) reasonably would be expected to have an adverse effect (as defined below), or result in a diminution in the value of the Common Units or in the value of the Partnership’s or ETP’s assets, in each case by more than $40 million (a “diminution in value”), or (D) seeks to impose any condition to the tender offer or the exercise of the Call Right that is materially burdensome to ETP; or

(2) there has been entered or issued any preliminary or permanent judgment, order, decree, ruling or injunction or any other action taken by any Governmental Entity which, directly or indirectly (A) restrains, delays, enjoins, makes illegal or otherwise prohibits the consummation of the tender offer or the exercise of the Call Right or awards material damages as a result of, or otherwise adversely affects, the tender offer or the exercise of the Call Right, (B) prohibits or imposes material limitations on ETP’s acquisition, ownership or operation of all or any material portion of its or the Partnership’s business or assets (including the business or assets of their respective affiliates and subsidiaries), or of all or any of the Common Units (including, without limitation, the right to vote the Common Units purchased by ETP, on an equal basis with all other Common Units, on all matters presented to the holders of Common Units, except to the extent limited by the Partnership Agreement), or compels ETP to dispose of or hold separate all or any material portion of its own or the Partnership’s business or assets (including the business or assets of their respective affiliates and subsidiaries) as a result of the tender offer or the exercise of the Call Right, (C) reasonably would be expected to have an adverse effect (as defined below), or result in a diminution in value or (D) imposes any condition to the tender offer or the exercise of the Call Right that is materially burdensome to ETP; or

(3) any statute, including without limitation any state anti-takeover statute, or any rule, decree, regulation, order or injunction, shall be enacted, entered, enforced or deemed applicable or which becomes applicable or asserted to be applicable directly or indirectly to the tender offer or the exercise of the Call Right that would, directly or indirectly, result in any of the consequences referred to in clauses (A) through (D) of paragraph (2) above; or

(4) any change (or any condition, event or development involving a prospective change) shall have occurred in the business, properties, assets, liabilities, capitalization, partners’ equity, financial condition, operations, results of operations or prospects of the Partnership that has or reasonably would be expected to have, individually or in the aggregate, a material adverse effect on the Partnership and its subsidiaries taken as a whole (an “adverse effect”), or results or reasonably would be expected to result in a diminution in value; or

(5) there shall have occurred (A) any general suspension of, or limitation on times or prices for, trading in securities on any national securities exchange or in the over-the-counter market, (B) a declaration of a banking moratorium or any suspension of payments in respect of banks in the U.S., (C) the outbreak or escalation of a war, terrorist attack, armed hostilities or other international or national calamity directly or indirectly involving the U.S., (D) any limitation by any Governmental Entity that materially adversely affects the extension of credit generally by banks or other lending institutions that regularly participate in the U.S. market in loans, (E) a suspension of or limitation (whether or not mandatory) on the currency exchange markets or the imposition of, or material changes in, any currency or exchange control laws in the U.S. or (F) in the case of any of the foregoing existing at the time of the commencement of the offer, a material acceleration or worsening thereof; or

(6) the Partnership or any of its subsidiaries shall have (A) issued, distributed, pledged, sold or authorized, or proposed the issuance of or sale, distribution or pledge to any person of (i) any limited partner interests in it of any class (including without limitation the Common Units) or securities convertible into or exchangeable for any such limited partner interests, or any rights, warrants or options to acquire any such limited partner interests or convertible securities or any other securities of the Partnership, (ii) any other securities in respect of, in lieu of or in substitution for limited partner interests outstanding on May 18, 2017, or (iii) any debt securities or any securities convertible into or exchangeable for debt securities or any rights, warrants or options entitling the holder thereof to purchase or otherwise acquire any debt securities, (B) purchased or otherwise acquired, or proposed or offered to purchase or otherwise acquire any outstanding Common Units or other securities, (C) proposed, recommended, authorized, declared, issued or paid any dividend or distribution on any Common Units or any other security, whether payable in cash, securities or other property other than distributions of Available Cash from Operating Surplus (as such terms are defined in the Partnership Agreement), (D) altered or proposed to alter any material term of any outstanding security, (E) incurred, agreed to incur or announced its intention to incur any debt other than in the ordinary course of business and consistent with past practice, (F) authorized, recommended, proposed or publicly announced its intent to enter into any merger, consolidation, liquidation, dissolution, business combination, acquisition or disposition of assets or securities other than in the ordinary course of business, any material change in its capitalization or business operations, any release or relinquishment of any material contractual or other rights or any comparable event, or taken any action to implement any such transaction previously authorized, recommended, proposed or publicly announced or (G) entered into any other agreement or otherwise effected any other arrangement with any other party or with its officers or other employees of the Partnership or PennTex Midstream GP, LLC, the general partner of the Partnership (the “General Partner”), that would reasonably be expected to, individually or in the aggregate, have an adverse effect or result in a diminution in value; or

(7) the Partnership or any of its subsidiaries shall have amended or proposed or authorized any amendment to its certificate of limited partnership or partnership agreement or similar organizational documents or ETP shall have learned that the Partnership or any of its subsidiaries shall have proposed, adopted or recommended any such amendment which has not previously been publicly disclosed by the Partnership and also set forth in filings with the SEC; or

(8) a tender or exchange offer for some portion or all of the Common Units shall have been commenced or publicly proposed to be made by another person (including the Partnership or its subsidiaries) or any person shall have filed a Notification and Report Form under the Hart-Scott Rodino Act or made a public announcement reflecting an intent to acquire the Partnership or assets or securities of the Partnership; or

(9) the Partnership and ETP shall have reached an agreement or understanding that the tender offer be terminated or amended or ETP (or one of its affiliates) shall have entered into a definitive agreement or an agreement in principle to acquire the Partnership by merger or similar business combination, or to purchase Common Units or assets of the Partnership; or

(10) the Partnership or any of its subsidiaries shall have (A) granted to any person proposing a merger or other business combination with or involving the Partnership or any of its subsidiaries or the purchase of securities or assets of the Partnership or any of its subsidiaries any type of option, warrant or right which, in our reasonable judgment, constitutes a “lock-up” device (including, without limitation, a right to acquire or receive any Common Units or other securities, assets or business of the Partnership or any of its subsidiaries) or (B) paid or agreed to pay any cash or other consideration to any party in connection with or in any way related to any such business combination or purchase; or

(11) ETP shall have become aware that (A) one or more governmental or other third party consents, waivers or approvals are required for or in connection with the consummation of the tender offer or the exercise of the Call Right under any law, regulation, order or contract binding on the Partnership or any of its affiliates, (B) any of the applicable consents, waivers or approvals have not been obtained and (C) the failure to obtain such consents, waivers or approvals would reasonably be expected to have an adverse effect; or

(12) the Partnership or any of its affiliates shall have transferred into trust, escrow or similar arrangement any amounts required to fund any existing benefit, employment or severance agreements with any of its employees or shall have entered into or otherwise affected with its officers or any other employees any additional benefit, employment, severance or similar agreements, arrangements or plans other than in the ordinary course of business or entered into or amended any agreements, arrangements or plans so as to provide for increased benefits to such employee or employees as a result of or in connection with the transactions contemplated by the tender offer or any subsequent business combination, which in the sole reasonable judgment of ETP with respect to each and every matter referred to above makes it inadvisable to proceed with the tender offer or with such acceptance for payment or payment.

ETP has indicated that the foregoing conditions are for the sole benefit of ETP and may be asserted or waived by ETP (other than the Majority-of-the Minority Tender Condition if the Minimum Tender Condition has previously been waived) in whole or in part at any time and from time to time in its sole discretion at or prior to the expiration of the tender offer (other than those involving the receipt of any requisite governmental approvals). The determination as to whether any condition has been satisfied will be in the reasonable judgment of ETP and, subject to applicable law, will be final and binding on all parties. The failure by ETP at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and, subject to the foregoing, each such right will be deemed an ongoing right which may be asserted at any time and from time to time. If ETP waives a condition with respect to the tender of any Common Units, it will waive the condition with respect to the tender of all Common Units. The foregoing summary of the Offer is qualified in its entirety by the Offer to Purchase.

According to the Schedule TO/13E-3, the address and principal executive offices of ETP are 8111 Westchester Drive, Suite 600, Dallas, Texas 75225, and its telephone number is (214) 981-0700.

With respect to all information described herein as contained in the Offer to Purchase, including information concerning ETP, its officers or directors or actions or events with respect to any of them, neither the Partnership nor the Conflicts Committee takes any responsibility for the accuracy or completeness of such information or for any failure by such parties to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

As of the date of this Schedule 14D-9, to the best knowledge of the Partnership and the Conflicts Committee, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Partnership or its affiliates and ETP and their respective executive officers, directors or affiliates, except for those discussed under the heading “Business—Our Relationship with Energy Transfer” in the Partnership’s Annual Report on Form 10-K (the “2016 Form 10-K”) filed with the SEC on February 3, 2017, which information is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference. The 2016 Form 10-K is available for free on the SEC’s web site at www.sec.gov.

As of the date of this Schedule 14D-9, to the best knowledge of the Partnership and the Conflicts Committee, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Partnership or its affiliates and the executive officers or directors of the General Partner or affiliates of the Partnership, except for those discussed under the heading “Certain Relationships and Related Party Transactions, and Director Independence” in the 2016 Form 10-K, which information is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

In accordance with the Partnership Agreement, the Conflicts Committee (the “Conflicts Committee”) of the Board of Directors (the “Board”) of the General Partner is comprised of directors of the General Partner who are (a) not officers or employees of the General Partner, (b) not officers, directors or employees of any affiliate of the General Partner, including ETP, (c) determined by the Board to be independent under the independence standards for directors who serve on an audit committee of a board of directors established by the Exchange Act and the rules and regulations of the SEC thereunder and by the New York Stock Exchange, and (d) not holders of any ownership interest in the General Partner or its affiliates (including the Partnership and its subsidiaries) that would be likely to have an adverse impact on the ability of such director to act in an independent manner with respect to the Offer, other than Common Units and awards granted to such director in his capacity as a director under any long-term incentive plan, equity compensation plan or similar plan implemented by the General Partner or the Partnership. The Board has seven members, three of whom, Ambassador Robert W. Jordan, Richard S. Walker and David C. Lawler, are members of the Conflicts Committee, and four of whom are executives of ETP and/or the General Partner. The

Conflicts Committee is authorized to review and act upon matters referred to it where a conflict of interest exists between the General Partner and its affiliates, including ETP (on the one hand), and the Partnership or its partners (on the other hand). In respect of the Offer, the Board authorized the Conflicts Committee to consider and evaluate the proposal from ETP; however, the Offer is not conditioned on the approval of the Conflicts Committee.

The Conflicts Committee was aware of the conflict between ETP’s interest in purchasing Common Units at the lowest price that a sufficient number of unitholders would accept to satisfy the Minimum Tender Condition or, if the Minimum Tender Condition was waived by ETP, the Majority-of-the-Minority Tender Condition, and the unitholders’ interests in retaining an equity interest in the Partnership or, if the Common Units were to be sold, receiving the highest reasonably available price. As set forth in headings “Executive Compensation—Director Compensation” and “Security Ownership of Certain Beneficial Owners and Management and Related Unit Holder Matters” in the 2016 Form 10-K, which information is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference, each of the members of the Conflicts Committee receives compensation for service as a member of the Board and owns Common Units. The Conflicts Committee was aware of and considered these interests together with the other matters referred to above.

To the knowledge of the Conflicts Committee, the Partnership has not entered into any agreement with ETP or any of its affiliates relating to the Offer.

Item 4. The Solicitation or Recommendation

(a) Recommendation. In resolutions approved by the Board on May 31, 2017, the Board delegated to the Conflicts Committee the full power and authority of the Board to (i) review and evaluate any potential conflicts among or between the General Partner and its controlling affiliates (including ETP) and the Partnership and the unitholders of the Partnership other than ETP and its affiliates (the “Public Unitholders”), (ii) review and evaluate the terms and conditions of the Offer on behalf of the Partnership and the Public Unitholders, and (iii) provide a recommendation on behalf of the Partnership (without any further approval of the Board) to the Public Unitholders to either accept or reject the Offer or make a determination on behalf of the Partnership (without any further approval of the Board) that the Partnership is neutral or unable to take a position with respect to the Offer.

On June 1, 2017, the Conflicts Committee unanimously determined, on behalf of the General Partner, that the Offer Price of $20.00 per Common Unit is fair, to the Public Unitholders and recommends that unitholders tender their Common Units to ETP pursuant to the Offer. Such recommendation by the Conflicts Committee may constitute “Special Approval” as defined in the Partnership Agreement of the recommendation.

(b) Background of the Offer. The Partnership is a growth-oriented limited partnership focused on owning, operating, acquiring and developing midstream energy infrastructure assets in North America. The Partnership’s sponsor, PennTex Midstream Partners, LLC (“PennTex Development”), was formed by members of its original management team and by Natural Gas Partners and its affiliated funds (collectively, “NGP”) in 2014 to develop a multi-basin midstream growth platform initially in partnership with oil and natural gas producers affiliated with NGP.

On November 1, 2016, ETP acquired from NGP and certain other contributors (i) all of the outstanding membership interests in PennTex Development, (ii) 6,301,596 Common Units and 20,000,000 subordinated units representing limited partner interests in the Partnership collectively representing approximately 65% of the outstanding limited partner interests in the Partnership, (iii) all of the outstanding membership interests in the General Partner and (iv) all of the Partnership’s incentive distribution rights. After the October 25, 2016 announcement of ETP’s acquisition of the Partnership’s securities, the Conflicts Committee was established as a standing committee of the Board to resolve potential conflicts of interest between the General Partner and its affiliates, on one hand, and the Partnership and its unitholders, on the other. As a result of the transaction, ETP owns the General Partner and controls the Partnership.

ETP has indicated in the Offer to Purchase that on March 8, 2017, ETP purchased 400,000 additional Common Units in open market purchases for aggregate consideration of approximately $6.4 million. ETP has indicated in the Offer to Purchase that such purchases were made in the open market at prevailing market prices and were not part of any transaction, plan or scheme to purchase all outstanding Common Units or to otherwise take the Partnership private.

On May 1, 2017, Kelcy L. Warren, Chief Executive Office of the General Partner and Chief Executive Officer and Chairman of the Board of ETP’s general partner placed a telephone call to Mr. Walker, chairman of the Conflicts Committee. During the call, Mr. Warren indicated that he believed that it may be the appropriate time to fully consolidate the Partnership with ETP, whether in a negotiated transaction or otherwise. Mr. Warren expressed a desire to discuss further with Mr. Walker and the other members of the Conflicts Committee following the regularly scheduled meeting of the Partnership’s audit committee the next day.

On May 2, 2017, the members of the Conflicts Committee met with Mr. Warren. In that meeting, Mr. Warren indicated that ETP was contemplating various actions with respect to its interest in the Partnership, including a potential tender offer for the Common Units not already owned by ETP.

Between May 2 and May 17, 2017, the Conflicts Committee interviewed potential legal and financial advisors to evaluate a potential transaction with ETP in the event that ETP were to make a proposal.

ETP has indicated in the Offer to Purchase that on May 17, 2017, a special meeting of the board of directors of ETP’s general partner was held, by teleconference, to consider whether to authorize management to commence the Offer. Representatives of ETP’s management, Andrews Kurth Kenyon LLP and Credit Suisse Securities (USA) LLC were in attendance. At the meeting, Mr. Warren and Thomas E. Long, Chief Financial Officer of ETP’s general partner and the General Partner, discussed the proposed terms of the Offer. Representatives of ETP’s management then discussed the proposed transaction, stating that they believed the proposed offer and, assuming that the Minimum Tender Condition is not waived, subsequent exercise of the Call Right, would benefit ETP’s results of operations and strategic position.

On May 18, 2017, ETP commenced the Offer, mailed the Offer to Purchase to the Partnership’s unitholders and filed the Schedule TO/13E-3 with the SEC.

On May 19, 2017, members of the Conflicts Committee met with representatives of Baker Botts L.L.P. (“Baker Botts”), counsel to the Conflicts Committee, to discuss the Offer and the Conflicts Committee’s duties in relation to the Offer, in the event that the Board delegated authority to the Conflicts Committee to review the transaction. The Conflicts Committee also discussed the relative merits and potential conflicts of three investment banks that the Conflicts Committee had previously interviewed. The Conflicts Committee determined to meet with Baker Botts following a special meeting of the Board scheduled for later that day.

Also on May 19, 2017, the Board convened a telephonic meeting to discuss the Offer. Following the meeting, the Partnership issued a press release advising unitholders that the Board intends to advise of its formal position within 10 business days of the commencement of the Offer by making available to unitholders and filing with the SEC a solicitation/recommendation statement on Schedule 14D-9.

Following the Board meeting, on May 19, 2017, members of the Conflicts Committee held another meeting with representatives of Baker Botts. The Conflicts Committee formally approved the engagement of Baker Botts as counsel to the committee based on their experience involving master limited partnerships, generally, and conflicts committee representations and master limited partnership buy-in transactions, specifically. Baker Botts discussed with the Conflicts Committee members their duties under the Partnership Agreement and applicable law. Each member of the Conflicts Committee reviewed any relationships between such Conflicts Committee member, his relatives, employers and any business, charitable, educational or other institutions with which he or his family members has a relationship, on the one hand, and the Partnership, ETP and any affiliates of the Partnership or ETP, on the other hand, in order to avoid a potential conflict or the appearance of a potential conflict of interest in evaluating the Offer. The Conflicts Committee concluded that none of its members had a conflict of interest in considering the Offer. The Conflicts Committee then discussed retaining a financial advisor, the qualifications and independence of various potential financial advisors and the anticipated scope of such an engagement. After considering these factors, the Conflicts Committee determined to discuss a possible engagement with representatives of Evercore Group L.L.C. (“Evercore”).

On May 20, 2017, the Conflicts Committee held a meeting with representatives of Baker Botts and Evercore. Representatives of Baker Botts reminded the Conflicts Committee of their duties under the Partnership Agreement and applicable law. Representatives of Evercore discussed information about their firm, their perspectives on the midstream industry, their initial view of the process of evaluating the Offer, the types of valuation methodologies they expected to employ in analyzing the Offer and the anticipated scope of a potential fairness opinion in connection with the Offer. The Conflicts Committee and Baker Botts also inquired as to the independence of Evercore from the Partnership and ETP. Representatives from Evercore discussed the scope and timing of their due diligence review in connection with their analyses. Following these discussions, the Conflicts Committee determined that it would retain Evercore as its financial advisor with respect to the Offer based on their experience involving master limited partnerships, generally, and with master limited partnership buy-in transactions similar to the Offer, specifically, subject to reaching a definitive agreement on the terms of the engagement.

On May 22, 2017, representatives of Evercore provided an initial list of due diligence questions and requests to the Partnership’s management.

On May 23, 2017, the Conflicts Committee met with representatives of Baker Botts and Evercore, together with Mr. Long, Marshall S. McCrea, III, Chief Commercial Officer of ETP’s general partner and a director of the General Partner, Dylan Bramhall, Senior Vice President Finance & Treasurer of ETP’s general partner, Jason Healy, Associate General Counsel of ETP’s general partner, Brett Walley, Director of Financial Planning and Analysis Midstream of ETP’s general partner, and Todd Carpenter, General Counsel of the General Partner, for an initial due diligence session. The Conflicts Committee inquired as to ETP’s rationale for the Offer and the Partnership’s future prospects. Management indicated that the Partnership had limited growth prospects due to the terms of its existing agreements with affiliates of Range Resources Corporation (“Range Resources”) and its resulting inability to offer firm capacity to new customers on competitive terms or at all. They further discussed the difficulty of completing other strategic alternative transactions while being controlled by ETP and ETP’s indication that it did not have any plans for dropdown transactions with the Partnership. The Conflicts Committee discussed the Partnership’s limited growth prospects and limited potential ability to increase distributions, particularly in light of the sale by PennTex Development of its equity interests in PennTex Permian, LLC to a third party in 2016 after the Partnership declined to exercise its right of first offer as the Conflicts Committee believed that the acquisition would not have been accretive to the Partnership at the price the third party was willing to pay. As a result, there were few opportunities for the Partnership to grow by means of dropdown transactions from PennTex Development. Representatives of Evercore inquired about prospects for demand growth from both existing and new customers of the Partnership and the bases for the Partnership’s projections, and management informed Evercore and the Conflicts Committee that demand growth was not expected based on customers’ development plans for the areas served by the Partnership. The Conflicts Committee inquired whether ETP had any plans for future dropdown transactions with the Partnership, and representatives of ETP stated that ETP had no plans for any such transactions.

Following that discussion, representatives of the Partnership and ETP were excused so that the Conflicts Committee could meet privately with Evercore and Baker Botts. The Conflicts Committee discussed with Evercore the Partnership’s financial metrics, including its distribution coverage ratio, its potential for future distribution growth and the omission of allocated general and administrative expenses presented in the financial projections in the Schedule TO/13E-3. The Conflicts Committee also discussed how to evaluate the Partnership’s general and administrative expenses as a stand-alone entity. Representatives of Baker Botts discussed with the Conflicts Committee members their duties under the Partnership Agreement and applicable law.

Following the May 23, 2017 meeting through May 26, 2017, Evercore continued to make due diligence inquiries of, and receive information from, management. During this time Baker Botts also conducted due diligence with respect to legal matters.

On May 26, 2017, the Conflicts Committee entered into an engagement letter with Evercore to act as the Conflicts Committee’s independent financial advisor in connection with the Offer.

On May 28, 2017, the Conflicts Committee met with representatives of Evercore and Baker Botts. Representatives of Evercore presented to the Conflicts Committee the initial financial analyses that were performed in connection with their evaluation of the Offer. The Conflicts Committee discussed the diminished growth prospects of the Partnership and the limited potential for future distribution increases. Evercore presented the scope of its due diligence review, discussed the treatment of general and administrative expenses in the model provided by ETP’s management and discussed its preliminary valuation findings. The Conflicts Committee explored with its advisors the possibility of additional volumes from Range Resources being dedicated to the Partnership beginning in 2020 when additional acreage becomes subject to the area of mutual interest and midstream exclusivity agreement among affiliates of the Partnership and Range Resources. The Conflicts Committee and its advisors discussed the uncertainty surrounding the volumes that Range Resources would nominate with respect to the additional acreage, the extent to which such volumes would exceed the cumulative minimum volume commitments under the Partnership’s agreements with Range Resources, if at all, and the economics of such volumes in light of the size and scope of the related capital expenditures that would be required in connection with these volumes, including to construct additional gas processing and natural gas liquids takeaway capability. The Conflicts Committee discussed the significant premium reflected in the Offer Price, the Partnership’s limited growth prospects, the procedural protections in the Offer, including the Majority-of-the-Minority Tender Condition, and Evercore’s indication that it believed it would be in a position to provide an opinion as to the fairness, from a financial point of view, of the Offer Price to the Public Unitholders. The Conflicts Committee discussed that, subject to the receipt of a fairness opinion and based on the factors described under “Reasons for the Determination and Recommendation of the Conflicts Committee” below, the Offer Price likely reflected a price at which the Conflicts Committee would be able to recommend that the Public Unitholders tender in the Offer. The Conflicts Committee determined to reconvene on June 1, 2017.

On May 31, 2017, by written consent, the Board adopted resolutions formally delegating to the Conflicts Committee consisting of Ambassador Jordan and Messrs. Walker and Lawler authority to (i) review and evaluate any potential conflicts among or between the General Partner and its controlling affiliates (including ETP) and the Partnership and the Public Unitholders, (ii) review and evaluate the terms and conditions of the Offer on behalf of the Partnership and the Public Unitholders and (iii) provide a recommendation on behalf of the Partnership (without any further approval of the Board) to the Public Unitholders to either accept or reject the Offer or make a determination on behalf of the Partnership (without any further approval of the Board) that the Partnership is neutral or unable to take a position with respect to the Offer.

On June 1, 2017, the Conflicts Committee met with representatives of Evercore and Baker Botts. At this meeting, Evercore presented its financial analyses regarding the Offer Price and delivered its opinion, which was subsequently confirmed in writing (a copy of which is attached hereto as Annex A), to the effect that, as of such date and based upon and subject to the assumptions made, matters considered and limitations on the review undertaken described in the opinion, the Offer Price was fair, from a financial point of view, to the Partnership’s Public Unitholders. After considering the factors described in “Reasons for the Determination and Recommendation of the Conflicts Committee” below, the Conflicts Committee unanimously determined that the Offer Price is fair to the Public Unitholders, and that it should recommend, on behalf of the General Partner, that unitholders should tender their Common Units pursuant to the Offer.

(c) Reasons for the Determination and Recommendation of the Conflicts Committee.

Whenever a conflict arises between the General Partner or its owners and affiliates (including ETP), on the one hand, and the Partnership or its limited partners, on the other hand, the resolution or course of action in respect of such conflict of interest shall be permitted and deemed approved by the Partnership and all its limited partners and shall not constitute a breach of the Partnership Agreement, of any agreement contemplated thereby or of any duty, if the resolution or course of action in respect of such conflict of interest is:

•	approved by the Conflicts Committee acting in good faith, although the General Partner is not obligated to seek such approval; or

•	approved by the holders of a majority of the outstanding Common Units, excluding any such units owned by the General Partner and any of its affiliates.

Unless the resolution of a conflict is specifically provided for in the Partnership Agreement, the Board or the conflicts committee of the Board may consider any factors they determine in good faith to consider when resolving a conflict. An independent third party is not required to evaluate the resolution. Under the Partnership Agreement, a determination, other action or failure to act by the General Partner, the Board or any committee thereof (including the conflicts committee) will be deemed to be “in good faith” if the General Partner, the Board or any committee thereof (including the conflicts committee) subjectively believed such determination, other action or failure to act was in the best interests of the Partnership.

In addition, pursuant to the Partnership Agreement, the General Partner and any director or officer of the General Partner (including members of the Conflicts Committee) may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisors selected by it, and any act taken or omitted to be taken in reliance upon the advice or opinion of such persons as to matters that the General Partner or such director or officer (including members of the Conflicts Committee), respectively, reasonably believes to be within such person’s professional or expert competence shall be conclusively presumed to have been taken or omitted to be taken in good faith and in accordance with such advice or opinion.

In reaching the determination and in making the recommendation described above, the Conflicts Committee considered and discussed with the Conflicts Committee’s financial and legal advisors and the Partnership’s management, as applicable, various factors, including the following material factors:

Supportive Factors

Offer Price: The Conflicts Committee considered the fact that the Offer Price represented an approximately 20.1% premium over the $16.95 per Common Unit closing price on May 18, 2017, the last close prior to public announcement of the Offer, an approximately 17.3% premium over the $17.05 per Common Unit paid by ETP in November 2016 when it acquired 6,701,596 Common Units and an approximately 13.8% premium over the high closing price of $17.57 during the 52 weeks immediately preceding the commencement of the Offer. The Conflicts Committee also considered that the all-cash nature of the consideration in the Offer would provide unitholders certainty of value, allow them the ability to invest the proceeds as they choose and ensure that Public Unitholders would have cash with which to pay any taxes resulting from the Offer.

Absence of Strategic Alternatives: The Conflicts Committee took into account the fact that ETP owns 6,701,596 Common Units and all of the 20,000,000 outstanding subordinated units representing limited partner interests in the Partnership together representing a 65.6% limited partner interest in the Partnership, 100% of the incentive distribution rights of the Partnership and the non-economic general partner interest in the Partnership, as well as the fact that the Partnership is controlled by ETP. In addition, the Conflicts Committee considered ETP’s position that it had no intention of selling the Common Units (or any of the general partner interest, incentive distribution rights or subordinated units of the Partnership) beneficially owned by it.

The Partnership’s Prospects: The Conflicts Committee considered the diminished growth prospects of the Partnership and the limited potential for future distribution increases, particularly due to the terms of its existing agreements with affiliates of Range Resources and its resulting inability to offer firm capacity to new customers on competitive terms or at all and the fact that demand growth was not expected based on customers’ development plans for the areas served by the Partnership. In considering the Partnership’s prospects, the Conflicts Committee was aware of the difficulties the Partnership had in expanding its customer base and the limited expansion prospects from its existing customers and the difficulty the Partnership would have financing future growth projects. The Conflicts Committee also noted that the Partnership’s growth opportunities were further diminished by the sale by PennTex Development of its equity interests in PennTex Permian, LLC to a third party in 2016 after the Partnership declined to exercise its right of first offer. As a result, there were few opportunities for the Partnership to grow by means of dropdown transactions from PennTex Development. The Conflicts Committee also noted that ETP had no plans for future dropdown transactions with the Partnership.

Financial Analyses and Evercore’s Opinion: The Conflicts Committee considered the opinion of Evercore, dated June 1, 2017, that, as of such date and based upon and subject to the assumptions made, matters considered and limitations on the review undertaken described in the opinion, the Offer Price was fair, from a financial point of view, to the Partnership’s Public Unitholders as well as the various analyses undertaken by Evercore in connection with its opinion.

Tender Offer Structure: The Conflicts Committee took into account the structure of the transaction as a tender offer, particularly the Minimum Tender Condition and the non-waivable Majority-of-the-Minority Tender Condition, as a result of which the Offer could not be completed unless it had the support of Public Unitholders representing a majority of the outstanding Common Units not held by ETP and its affiliates. The Conflicts Committee also considered ETP’s undertaking to acquire Common Units not tendered in the Offer pursuant to the Call Right as soon as practicable following the completion of the offer (unless the Minimum Tender Condition has been waived and ETP and its affiliates do not own enough Common Units to exercise the Call Right or a court or other legal requirement prevents ETP from doing so) at not less than the Offer Price, as well as the Delaware decisional law applicable to so-called going-private transactions by corporations.

Likelihood of Increased Offer Price: The Conflicts Committee considered whether ETP would be likely to increase the Offer Price and determined that negotiations with ETP to raise the Offer Price would be unlikely to result in a higher Offer Price given the premium represented by such Offer Price as described above.

Continued Support by ETP: The Conflicts Committee took into account the possibility that failure by ETP to successfully complete the Offer could mean that ETP would provide only limited support for the Partnership’s business and growth and, consequently, could lead to a reduced trading price for the Common Units. The Conflicts Committee was particularly cognizant in this respect that ETP is the Partnership’s primary competitor in northern Louisiana and that there are no contractual restrictions on ETP’s ability to compete with the Partnership.

Reporting Status: The Conflicts Committee considered ETP’s intention, in the event that it waived the Minimum Tender Condition and owned less than 80% of the Common Units outstanding after the Offer is completed, to cause the Partnership to continue to file annual, quarterly and current reports with the SEC regardless of whether the Common Units remain listed on a national securities exchange or the Partnership is subject to Section 15 of the Exchange Act.

Potentially Negative Factors

Continued Participation in the Partnership: The Conflicts Committee considered that the Public Unitholders would cease to have equity participation in the Partnership following successful completion of the Offer and exercise of the Call Right and would accordingly cease to participate in the Partnership’s future earnings or growth, if any, or to benefit from increases, if any, in the value of the Common Units.

No Ability to Prevent Exercise of Limited Call Right: The Conflicts Committee took into account that if the Offer were completed and the Minimum Tender Condition has not been waived, the Partnership’s remaining Public Unitholders will be unable to prevent ETP from acquiring the remaining outstanding Common Units held by such holders pursuant to the Call Right, even if such holders do not want to sell, because, following completion of the Offer, ETP will control at least 80% of the outstanding Common Units and therefore will be able to unilaterally exercise the Call Right.

Potential Failure of Limited Call Right: ETP has indicated that it plans to exercise the Call Right at the Offer Price in respect of any Common Units not acquired in the Offer after the Offer is successfully consummated. However, if ETP were to waive the Minimum Tender Condition or otherwise become unable to exercise the Call Right following completion of the Offer, unitholders who did not tender their Common Units in the Offer could be left with illiquid Common Units, which could potentially be delisted from the NASDAQ Global Select Market or deregistered under the federal securities laws, and the price of these Common Units could be negatively affected.

Tax Treatment: The Conflicts Committee was aware of the fact that the cash consideration in the Offer would be taxable to Public Unitholders and could result in both ordinary income and capital gain or capital loss depending on a particular unitholder’s tax attributes.

Factors Not Considered

The Conflicts Committee did not consider liquidation value in determining the fairness of the Offer to the Public Unitholders because of its belief that the Partnership is a viable going concern and also because a liquidation was not considered to be a realistic alternative based on ETP’s desire for the Partnership to continue to conduct its business as a subsidiary of ETP and remain a component of ETP’s overall long-term strategy.

The Conflicts Committee also did not consider net book value in determining the fairness of the Offer to the Public Unitholders because of its belief that net book value, which is an accounting concept, is not a reliable indicator of the value of the Partnership as a going concern but rather is indicative of historical costs and greatly impacted by the value at which Common Units were sold in the initial public offering.

The foregoing discussion of the Conflicts Committee’s reasons for its determination and recommendation is not intended to be exhaustive, but describes all of the material reasons underlying the Conflicts Committee’s determination and recommendation. The Conflicts Committee did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific reasons underlying its determination and recommendation. Rather, the Conflicts Committee viewed its determination as being based on the totality of the information and factors presented to and considered by the Conflicts Committee. Moreover, each member of the Conflicts Committee applied his own personal business judgment to the process and may have given different weight to different factors.

Procedural Fairness

The Conflicts Committee recognized that it lacked the authority to prevent the Offer and that ETP did not condition the Offer on the Conflicts Committee’s determination with respect to the Offer. The Conflicts Committee believes, however, that ETP did take steps which appear to it to have been designed to facilitate the procedural fairness of the Offer, primarily: structuring the Offer with the Minimum Tender Condition and the non-waivable Majority-of-the-Minority Tender Condition; and ETP’s commitment to acquire non-tendered Common Units at not less than the Offer Price pursuant to the Call Right (assuming the Minimum Tender Condition is not waived).

The Conflicts Committee notes that various procedural safeguards designed to facilitate the procedural fairness of the Offer and to permit the Conflicts Committee to represent effectively the interests of the Public Unitholders were and are present, even though ETP and its affiliates currently own approximately 65% of the Partnership’s limited partner interests, have the power to control the Partnership through their ownership of the General Partner and have indicated their intention not to sell any of the Common Units (or any of the general partner interest, incentive distribution rights or subordinated units of the Partnership) beneficially owned by them. These procedural safeguards also include, in addition to the factors noted above, the following:

•	the Conflicts Committee is composed of three directors who meet the requirements for membership on the Conflicts Committee set forth in the Partnership Agreement;

•	each unitholder has an opportunity to make an individual decision on whether to tender its Common Units (and how many to tender) or to continue to hold its Common Units;

•	if the Offer is completed and ETP exercises the Call Right, then any unitholder who does not tender will be entitled to receive at least the same consideration per Common Unit as the Offer Price;

•	the Conflicts Committee retained and received advice and assistance from its independent legal and financial advisors and obtained a fairness opinion from Evercore; and

•	the members of the Conflicts Committee were appropriately compensated for their services and their compensation was in no way contingent on any recommendation with respect to the Offer.

In light of the foregoing factors and the Conflicts Committee’s authority to consider the Offer on behalf of the General Partner, the Partnership did not retain an unaffiliated representative to act on behalf of the Public Unitholders for purposes of negotiating the terms of the Offer or preparing a report concerning the fairness of the transaction.

(d) Opinion of Evercore Group L.L.C.—Financial Advisor to the Conflicts Committee

The Conflicts Committee retained Evercore as its financial advisor with respect to the provision of (i) financial advisory services and (ii) an opinion to the Conflicts Committee as to the fairness from a financial point of view to the Public Unitholders of the consideration proposed to be paid to such holders pursuant to the Offer. At the request of the Conflicts Committee at a meeting of the Conflicts Committee held on June 1, 2017, Evercore rendered its oral opinion to the Conflicts Committee that, as of June 1, 2017, based upon and subject to the assumptions, procedures, qualifications, limitations and other matters considered by Evercore in connection with the preparation of its opinion, the consideration proposed to be paid to the Public Unitholders pursuant to the Offer was fair, from a financial point of view, to such holders. Evercore subsequently confirmed its oral opinion in the written opinion on the same date.

The opinion speaks only as of the date it was delivered and not as of the time the Offer will be completed or any other date. The opinion does not reflect changes that may occur or may have occurred after June 1, 2017, which could alter the facts and circumstances on which Evercore’s opinion was based. It is understood that subsequent events may affect Evercore’s opinion, but Evercore does not have any obligation to update, revise or reaffirm its opinion.

Evercore’s opinion was directed to the Conflicts Committee (in its capacity as such), and only addressed the fairness from a financial point of view, as of the date of the opinion, to the Public Unitholders of the consideration proposed to be paid to such holders pursuant to the Offer. Evercore’s opinion did not address any other term or aspect of the Offer. The full text of the written opinion that describes the assumptions made, procedures followed, qualifications and limitations of the review undertaken, and other matters considered by Evercore in rendering its opinion, is attached hereto as Annex A. The summary of Evercore’s opinion set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of the written opinion. However, neither the written opinion nor the summary of such opinion and the related analyses set forth in this Schedule 14D-9 are intended to be, and they do not constitute, a recommendation as to how unitholders of the Partnership or any other person should act with respect to the Offer or any matter relating thereto.

Evercore’s opinion to the Conflicts Committee was among several factors taken into consideration by the Conflicts Committee in making its recommendation to the Public Unitholders regarding the Offer.

In connection with rendering its opinion, Evercore, among other things:

(i)	reviewed certain publicly-available historical operating and financial information relating to the Partnership that Evercore deemed relevant, including the Annual Report on Form 10-K for the year ended December 31, 2016, the quarterly report on Form 10-Q for the quarter ended March 31, 2017 and certain current reports on Form 8-K, in each case as filed with or furnished to the SEC by the Partnership since January 1, 2017;

(ii)	reviewed certain non-public historical and projected financial and operating data and assumptions relating to the Partnership prepared and furnished to Evercore by management of the Partnership;

(iii)	discussed the current operations of the Partnership and the historical and projected financial and operating data and assumptions relating to the Partnership with management of the Partnership (including management’s views on the risks and uncertainties of achieving such projections);

(iv)	reviewed certain of the Partnership’s current natural gas gathering, processing and transportation agreements with its customers, as furnished to Evercore by management of the Partnership;

(v)	reviewed certain publicly-available research analyst estimates for the Partnership’s future financial performance;

(vi)	performed a discounted cash flow analysis on the Partnership based on forecasts and other data provided by management of the Partnership;

(vii)	performed discounted distributions analyses based on forecasts and other data provided by management of the Partnership and certain sensitivity cases based thereon;

(viii)	reviewed the financial metrics of certain historical transactions that Evercore deemed relevant and compared such financial metrics to those implied by the Offer utilizing forecasts and other data provided by management of the Partnership;

(ix)	compared the financial performance of the Partnership and its stock market trading multiples with those of certain other publicly-traded partnerships that Evercore deemed relevant;

(x)	reviewed the premiums paid in certain historical transactions that Evercore deemed relevant and compared such premiums to those implied by the Offer;

(xi)	reviewed the Offer as described in the Schedule TO/13E-3 as filed with the SEC on May 18, 2017; and

(xii)	performed such other analyses and examinations, reviewed such other information and considered such other factors that Evercore deemed appropriate for purposes of providing the opinion described herein.

For purposes of its analysis and opinion, Evercore assumed and relied upon, without undertaking any independent verification of, the accuracy and completeness of all of the information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by it and upon the assurances of the management of the Partnership that they were not aware of any relevant information that had been omitted or that remained undisclosed to Evercore, and Evercore assumes no liability therefor. With respect to the projected financial and operating data relating to the Partnership, Evercore assumed that such data was reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Partnership as to the future financial performance of the Partnership under the assumptions stated therein. Evercore did not express a view as to the projected financial and operating data or any judgments, estimates or assumptions on which such data are based. Evercore relied, at the Conflicts Committee’s direction, without independent verification, upon the assessments of the management of the Partnership as to the future financial and operating performance of the Partnership. Evercore similarly expressed no view as to the projected financial and operating results of the Partnership beyond the periods covered by management of the Partnership’s projections. With respect to the estimated tax liability calculations relating to the Partnership, Evercore assumed they were reasonably and accurately prepared by the Partnership and their outside advisors.

In rendering its opinion, Evercore assumed, with the consent of the Conflicts Committee, that the Offer would be consummated on the terms described in the Offer to Purchase as filed on Schedule TO with the SEC on May 18, 2017, without any waiver or modification of any material terms or conditions. Evercore further assumed that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Offer will be obtained without any material delay, limitation, restriction or condition that would have an adverse effect on the Partnership, or the consummation of the Offer or materially reduce the benefits of the Offer to the holders of Common Units.

Evercore neither made, nor assumed any responsibility for making, any independent valuation or appraisal of the assets or liabilities of the Partnership, nor was Evercore furnished with any such appraisals, nor has Evercore evaluated the solvency or fair value of the Partnership under any state or federal laws relating to bankruptcy, insolvency or similar matters. Evercore’s opinion was necessarily based upon information made available to it as of the date of its opinion, and financial, economic, monetary, market, regulatory and other conditions and circumstances as they existed and as could be evaluated by Evercore on the date of its opinion. Subsequent developments may affect Evercore’s opinion and Evercore does not have any obligation to update, revise or reaffirm its opinion.

The estimates contained in Evercore’s analyses and the results from any particular analysis are not necessarily indicative of future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the value of businesses or assets neither purport to be appraisals nor do they necessarily reflect the prices at which businesses or assets may actually be sold. Accordingly, Evercore’s analyses and estimates are inherently subject to substantial uncertainty.

In arriving at its opinion, Evercore did not attribute any particular weight to any particular analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Several analytical methodologies were employed by Evercore in its analyses, and no one single method of analysis should be regarded as determinative of the overall conclusion reached by Evercore. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the significance of particular techniques. Accordingly, Evercore believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors in their entirety, could create a misleading or incomplete view of the evaluation process underlying its opinion. The conclusion reached by Evercore, therefore, is based on the application of Evercore’s experience and judgment to all analyses and factors considered by Evercore, taken as a whole.

Evercore was not asked to pass upon, and expressed no opinion with respect to, any matter other than the fairness of the consideration proposed to be paid to the Public Unitholders pursuant to the Offer, from a financial point of view, as of the date of the opinion, to such holders. Evercore did not express any view on, and its opinion does not address, the fairness of the Offer to, or any consideration to be received by, any other persons or the holders of any other securities, creditors or other constituencies of the Partnership, nor any view as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Partnership or any of the other parties to the Offer or any affiliates thereof, or any classes of such persons, whether relative to the consideration proposed to be paid to Public Unitholders pursuant to the Offer or otherwise. Evercore assumed that any modification to the structure of the Offer will not vary in any respect material to its analysis. Evercore’s opinion does not address the relative merits of the Offer as compared to other business or financial strategies that might have been available to the Partnership or the Public Unitholders, nor does it address the underlying business decision of the Partnership or any Public Unitholder with respect to the Offer. In arriving at its opinion, Evercore was not authorized to solicit, and did not solicit, interest from any third party with respect to the acquisition of any or all of the Common Units or any business combination or other extraordinary transaction involving the Partnership, nor did Evercore consult with Public Unitholders. Evercore’s opinion did not constitute a recommendation to the Conflicts Committee or to any other persons in respect of the Offer, including in respect of whether or not to tender Common Units pursuant to the Offer. Evercore expressed no opinion therein as to the price at which the Common Units would trade at any time. Evercore is not a legal, regulatory, accounting or tax expert and assumed the accuracy and completeness of assessments by the Partnership and its advisors with respect to legal, regulatory, accounting and tax matters.

The following is a summary of the material financial analyses performed by Evercore in connection with the preparation of its opinion and reviewed with the Conflicts Committee on June 1, 2017. Unless the context indicates otherwise, enterprise values and equity values used in the selected partnerships analysis described below were calculated using the closing price of the selected partnerships listed below as of May 31, 2017, and transaction values for the selected transactions analysis described below were calculated on an enterprise value basis based on the value of the equity consideration and other public information available at the time of the relevant transaction’s announcement. The analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed, the tables must be considered together with the textual summary of the analyses.

No partnership or transaction used in the analyses of partnerships or transactions summarized below is identical or directly comparable to the Partnership or the Offer. As a consequence, mathematical derivations (such as the high, low, mean and median) of financial data are not by themselves meaningful, and these analyses must take into account differences in the financial and operating characteristics of the selected publicly traded partnerships and differences in the structure and timing of the selected transactions and other factors that would affect the public trading value and acquisition value of the partnerships and companies considered.

Projections

See “Management Forecast” for a description of certain non-public historical and projected financial and operating data and assumptions, relating to the Partnership, prepared and furnished to Evercore by management of the Partnership.

Analysis of the Partnership

Evercore performed a series of analyses to derive indicative valuation ranges for the Common Units and compared each of the resulting valuation ranges to the consideration proposed to be paid to the Public Unitholders pursuant to the Offer. Evercore performed its analyses utilizing the ETP Management Projections Related to the Partnership. The ETP Management Projections Related to the Partnership were not adjusted by Evercore.

Discounted Cash Flow Analysis

Evercore performed a discounted cash flow analysis of the Partnership by valuing the cash flows to be received by the Partnership based on the ETP Management Projections Related to the Partnership. Evercore calculated the per unit value range for the Common Units by utilizing a range of discount rates with a mid-point approximately equal to the Partnership’s weighted average cost of capital (“WACC”), as estimated by Evercore based on the Capital Asset Pricing Model (“CAPM”), and terminal values based on a range of estimated EBITDA exit multiples as well as perpetuity growth rates. Evercore assumed a range of discount rates of 9.0% to 10.0%, a range of EBITDA exit multiples of 10.0x to 11.0x and a range of perpetuity growth rates of 1.5% to 2.5% resulting in an implied equity value per unit range of $14.35 per unit to $19.41 per unit.

Discounted Distribution Analysis

Evercore performed a discounted distribution analysis of the Common Units based on the present value of the future cash distributions to the Common Unitholders. The projected distributions utilized by Evercore were based on the ETP Management Projections Related to the Partnership. Evercore assumed (i) a terminal yield range of 6.5% to 7.5% based on trading of the Common Units over the last three months prior to the public announcement of the Offer, (ii) a cost of equity of 10.5% to 11.5% based on CAPM and (iii) a cost of equity of 12.0% to 13.0% based on expected market total return for selected Partnership peers. Evercore determined an implied equity value per unit range of $14.13 per unit to $16.75 per unit.

For informational and reference purposes only, Evercore performed discounted distribution analyses of the Common Units based on the present value of the future cash distributions to the Common Unitholders assuming the ETP Management Projections Related to the Partnership as adjusted to assume a total distribution coverage ratio of 1.125x for the Partnership based on the targeted total distribution coverage of ETP per ETP management. In performing these analyses, Evercore assumed two terminal yield ranges: (i) 6.5% to 7.5% based on trading of the Common Units over the last three months prior to the public announcement of the Offer, and (ii) 9.5% to 10.5% based on an illustrative yield for a no-growth gathering and processing MLP. Evercore assumed (i) a cost of equity of 10.5% to 11.5% based on CAPM and (ii) a cost of equity of 12.0% to 13.0% based on expected market total return for selected Partnership peers. Evercore determined an implied equity value per unit range (i) assuming a 6.5% to 7.5% terminal yield of $19.47 per unit to $23.09 per unit, and (ii) assuming a 9.5% to 10.5% terminal yield range of $14.90 per unit to $16.93 per unit.

Precedent M&A Transaction Analysis – Asset Transactions

Evercore reviewed selected publicly available information for historical transactions involving natural gas gathering and processing assets announced since January 2014 and selected 26 transactions that involved assets that Evercore deemed to have certain characteristics similar to those of the Partnership, although Evercore noted that none of the selected transactions was directly comparable to the Partnership or the Offer:

Date Announced	Acquiror / Target (Seller)
3/15/17	Enterprise Products Partners L.P. / Acquisition of midstream business and assets via a 363 bankruptcy sale (Azure Midstream Partners LP)
1/4/17	DCP Midstream Partners, LP / Permian Basin, Midcontinent and DJ Basin gathering and processing assets and marketing and logistics assets (DCP Midstream, LLC)
11/21/16	Tesoro Logistics LP / Bakken gathering and processing assets (Whiting Oil and Gas Corporation, GBK Investments, LLC and WBI Midstream, LLC)
9/26/16	Rice Midstream Partners, LP / 30 miles of dry gas gathering assets and compression assets (Rice Midstream, Inc.)
7/5/16	Sanchez Production Partners LP / 50% interest in Carnero Gathering, LLC (Sanchez Energy Corporation)
2/25/16	Summit Midstream Partners, LP / Summit Utica, Meadowlark Midstream, Tioga Midstream and 40.0% of Ohio Gathering (Summit Midstream Partners, LLC)

Date Announced	Acquiror / Target (Seller)
2/24/16	Western Gas Partners, LP / Springfield Pipeline LLC (Anadarko Petroleum Corporation)
12/31/15	I Squared Capital / San Juan Basin Gathering System (WPX Energy, Inc.)
12/7/15	EnLink Midstream Partners, LP / Tall Oak Midstream, LLC
11/5/15	Meritage Midstream Services IV, LLC / Rocky Mountain Infrastructure LLC (Bonanza Creek Energy, Inc.)
9/28/15	Sanchez Production Partners LP / Pipeline, Gathering and Compression Assets in Western Catarina (Sanchez Production Partners LP)
6/1/15	Enterprise Products Partners L.P. / 50.1% interest in Eagle Ford Shale Midstream business (Pioneer Natural Resources Company)
5/8/15	Southcross Energy Partners, LP / Remaining gathering, treating, compression and transportation assets (Southcross Holdings, LP)
4/6/15	Williams Partners L.P. / 21% equity interest in Utica East Ohio Midstream LLC (EV Energy Partners, L.P.)
3/19/15	Howard Midstream Energy Partners, LLC / Northeast Pennsylvania gathering assets (Southwestern Energy Company)
3/10/15	EQT Midstream Partners, LP / Northern West Virginia Marcellus Gathering System (EQT Corporation)
3/3/15	Western Gas Partners, LP / 50% interest in the Delaware Basin JV gathering system (Anadarko Petroleum Corporation)
2/2/15	Enlink Midstream Partners, LP / Coronado Midstream Holdings LLC
1/15/15	Marlin Midstream Partners / Legacy Gathering System (Azure Midstream Energy, LLC)
10/28/14	Western Gas Partners, LP / Nuevo Midstream LLC (EnCap Flatrock Midstream)
10/15/14	American Midstream Partners, LP / Costar Midstream LLC (Energy Spectrum Partners and Costar Management)
6/19/14	Midcoast Energy Partners, L.P. / 12.6% interest in Midcoast Operating, L.P. (Enbridge Energy Partners, L.P.)
5/7/14	QEP Midstream Partners, LP / Green River Processing, LLC (QEP Resources, Inc.)
4/30/14	EQT Midstream Partners, LP / Jupiter Natural Gas Gathering System (EQT Corporation)
3/10/14	Summit Midstream Partners, LP / Red Rock Gathering Company, LLC (Summit Midstream Partners, LLC)
1/22/14	American Midstream Partners, LP / Eagle Ford Shale Natural Gas Midstream Assets (Penn Virginia Corporation)

Note: Does not include transactions in which EBITDA multiples were not available

Evercore reviewed the historical EBITDA multiples paid in the selected historical asset transactions and derived a range of relevant implied multiples of market value of equity, plus debt and preferred units, less cash (“Enterprise Value”) to EBITDA of 8.0x to 11.0x for its precedent transactions analysis. Evercore then applied this range of selected multiples to estimated 2017 EBITDA from the ETP Management Projections Related to the Partnership. Evercore determined an implied equity value per unit range of $12.52 per unit to $18.60 per unit.

Precedent M&A Transaction Analysis – Public MLP Transactions

Evercore reviewed selected publicly available information for historical transactions involving natural gas gathering and processing publicly traded entities announced since January 2013 and selected nine transactions involving MLPs or companies that Evercore deemed to have certain characteristics similar to the Partnership, although Evercore noted that none of the selected transactions or the selected MLPs and companies that participated in the selected transactions was directly comparable to the Offer or to the Partnership:

Date Announced	Acquiror / Target
1/26/17	Enbridge, Inc. / Midcoast Energy Partners, L.P.
7/13/15	MPLX LP / MarkWest Energy Partners, L.P.
5/06/15	Crestwood Equity Partners LP / Crestwood Midstream Partners LP
1/26/15	Energy Transfer Partners, L.P. / Regency Energy Partners LP
12/01/14	Tesoro Logistics LP / QEP Midstream Partners, LP
10/13/14	Targa Resource Partners LP / Atlas Pipeline Partners, L.P.
10/10/13	Regency Energy Partners LP / PVR Partners, L.P.
5/06/13	Inergy Midstream, L.P. / Crestwood Midstream Partners LP
1/29/13	Kinder Morgan Energy Partners, L.P. / Copano Energy, L.L.C.

Evercore reviewed the historical EBITDA multiples from the selected historical public MLP transactions and derived a range of relevant implied multiples of Enterprise Value to EBITDA of 10.5x to 13.0x for its precedent transactions analysis. Evercore then applied these ranges of selected multiples to estimated 2017 EBITDA from the ETP Management Projections Related to the Partnership. Evercore determined an implied equity value per unit range of $17.59 per unit to $22.66 per unit.

Peer Group Trading Analysis

Evercore performed a peer group trading analysis of the Partnership by reviewing and comparing the market values and trading multiples of the following eight MLPs that Evercore deemed to have certain characteristics that are similar to those of the Partnership:

Gathering and Processing MLPs:

•	American Midstream Partners, LP

•	Crestwood Equity Partners LP

•	DCP Midstream Partners, LP

•	Enable Midstream Partners, LP

•	EnLink Midstream Partners, LP

•	Summit Midstream Partners, LP

•	Tallgrass Energy Partners, LP

•	Western Gas Partners, LP

Although the peer group was compared to the Partnership for purposes of this analysis, no partnership used in the peer group analysis is identical or directly comparable to the Partnership. In order to calculate peer group trading multiples, Evercore relied on publicly available filings with the SEC and other regulatory agencies and equity research analyst estimates.

For each of the peer group partnerships, Evercore calculated the following trading multiples:

•	Enterprise Value/2017 EBITDA, which is defined as Enterprise Value, divided by estimated EBITDA for the calendar year 2017;

•	Enterprise Value/2018 EBITDA, which is defined as Enterprise Value divided by estimated EBITDA for the calendar year 2018; and

•	Enterprise Value/2019 EBITDA, which is defined as Enterprise Value divided by estimated EBITDA for the calendar year 2019.

The mean and median trading multiples are set forth below. The table also includes relevant multiple ranges selected by Evercore based on the resulting range of multiples and certain other considerations related to the specific characteristics of the Partnership noted by Evercore.

Benchmark (Gathering and Processing MLPs)	Mean	Median
Enterprise Value/2017 EBITDA	10.6x	10.7x
Enterprise Value/2018 EBITDA	9.3x	9.1x
Enterprise Value/2019 EBITDA	8.6x	8.7x

Benchmark	Reference Range
Enterprise Value/2017 EBITDA	10.0x—12.0x
Enterprise Value/2018 EBITDA	8.5x—10.5x
Enterprise Value/2019 EBITDA	8.0x—10.0x

Utilizing the multiples illustrated above, Evercore determined an implied equity value per unit range of $12.91 per unit to $20.63 per unit using the ETP Management Projections Related to the Partnership.

Premiums Paid Analysis

Evercore also reviewed selected publicly available information for historical premiums paid in (i) MLP merger transactions generally and (ii) MLP buy-in transactions specifically. Evercore considered that, historically, MLP merger and buy-in premiums have varied widely based on specific considerations with respect to each transaction, with a range for MLP buy-in transactions of (i) (8.6%) to 27.9% premium to the one-day trailing price, (ii) (2.9%) to 27.7% to the five-day trailing price and (iii) (6.1%) to 52.4% to the 30-day trailing price and a median premium for MLP buy-in transactions of (i) 14.5% to the one-day trailing price, (ii) 12.8% to the five-day trailing price and (iii) 13.1% to the 30-day trailing price, and a range for all MLP merger transactions of (i) (8.6%) to 31.6% premium to the one-day trailing price, (2.9%) to 35.8% to the five-day trailing price and (iii) (6.1%) to 52.4% to the 30-day trailing price and a median premium for all MLP merger transactions of (i) 14.2% to the one-day trailing price, (ii) 12.8% to the five-day trailing price and (iii) 10.7% to the 30-day trailing price. Evercore noted that none of the selected transactions or the selected MLPs or companies that participated in the selected transactions was directly comparable to the Offer or the Partnership.

The selected transactions and resulting minimum, maximum, mean and median data were as follows:

Date Announced	Acquiror	Target
3/2/17	VTTI Energy Partners GP LLC	VTTI Energy Partners LP*
2/1/17	ONEOK, Inc.	ONEOK Partners, L.P.*
1/26/17	Enbridge Energy Co, Inc.	Midcoast Energy Partners, L.P.*
11/18/16	Sunoco Logistics Partners L.P.	Energy Transfer Partners, L.P.
10/24/16	American Midstream Partners, LP	JP Energy Partners LP
9/26/16	TransCanada Corporation	Columbia Pipeline Partners LP*
8/1/16	Transocean Ltd.	Transocean Partners LLC*
5/31/16	SemGroup Corporation	Rose Rock Midstream, L.P.*
11/3/15	Targa Resources Corp.	Targa Resources Partners LP*
10/26/15	Western Refining, Inc.	Northern Tier Energy LP*
7/13/15	MPLX LP	MarkWest Energy Partners, L.P.
5/13/15	The Williams Companies, Inc.	Williams Partners L.P. *
5/6/15	Crestwood Equity Partners LP	Crestwood Midstream Partners LP*
1/26/15	Energy Transfer Partners, L.P.	Regency Energy Partners LP
12/1/14	Tesoro Logistics LP	QEP Midstream Partners, LP*
10/27/14	Access Midstream Partners LP	Williams Partners L.P.
10/13/14	Targa Resource Partners LP	Atlas Pipeline Partners, L.P.
10/1/14	Enterprise Products Partners L.P.	Oiltanking Partners L.P.
8/10/14	Kinder Morgan, Inc.	Kinder Morgan Energy Partners, L.P.*
8/10/14	Kinder Morgan, Inc.	El Paso Pipeline Partners, L.P.*
10/10/13	Regency Energy Partners LP	PVR Partners, L.P.
8/27/13	Plains All American Pipeline, L.P.	PAA Natural Gas Storage LP*
5/7/13	Pioneer Natural Resources Company	Pioneer Southwest Energy Partners L.P.*
5/6/13	Inergy Midstream, L.P.	Crestwood Midstream Partners LP
1/29/13	Kinder Morgan Energy Partners, L.P.	Copano Energy, L.L.C.
2/23/11	Enterprise Products Partners L.P.	Duncan Energy Partners L.P.*

*	MLP Buy-in Transactions

MLP Buy-Ins Premiums
	1-Day	5-Day	30-Day
Median	14.5%	12.8%	13.1%
Mean	13.3%	12.9%	15.7%
Max	27.9%	27.7%	52.4%
Min	(8.6%)	(2.9%)	(6.1%)

All Transactions Premiums
	1-Day	5-Day	30-Day
Median	14.2%	12.8%	10.7%
Mean	13.5%	13.2%	15.2%
Max	31.6%	35.8%	52.4%
Min	(8.6%)	(2.9%)	(6.1%)

Based on the relevant median premiums, Evercore calculated implied equity value per unit ranges of: (i) $18.54 per unit to $19.44 per unit for MLP buy-in transactions and (ii) $18.53 per unit to $19.02 per unit for all transactions.

Other Presentations by Evercore

In addition to the presentation made to the Conflicts Committee on June 1, 2017, the date on which Evercore delivered its fairness opinion, as described above, Evercore made a written and oral presentation to the Conflicts Committee on May 28, 2017, which is referred to as the preliminary Evercore presentation. A copy of the written portion of the preliminary Evercore presentation is expected to be attached as an exhibit to Amendment No. 1 to the Schedule TO/13E-3 to be filed with the SEC with respect to the Offer. This written presentation will be available for any interested unitholder of the Partnership to inspect and copy at the Partnership’s executive offices during regular business hours.

The preliminary Evercore presentation does not constitute an opinion of Evercore with respect to the consideration proposed to be paid in the Offer. The information contained in the preliminary Evercore presentation made to the Conflicts Committee on May 28, 2017 is substantially similar to the information provided in Evercore’s written presentation to the Conflicts Committee on June 1, 2017, as described above.

Each of the analyses performed in the preliminary Evercore presentation was subject to further updating and subject to the final analyses presented to the Conflicts Committee on June 1, 2017 by Evercore. Each of these analyses was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Evercore as of, the dates on which Evercore performed such analyses. Accordingly, the results of the financial analyses may have differed due to changes in those conditions and other information.

General

Evercore and its affiliates engage in a wide range of activities for their own accounts and the accounts of customers. In connection with these businesses or otherwise, Evercore and its affiliates and/or their respective employees, as well as investment funds in which any of them may have a financial interest, may at any time, directly or indirectly, hold long or short positions and may trade or otherwise effect transactions for their own accounts or the accounts of customers, in debt or equity securities, senior loans and/or derivative products relating to the Partnership, ETP and their respective affiliates.

Evercore and its affiliates also engage in securities trading and brokerage, private equity and investment management activities, equity research and other financial services, and in the ordinary course of these activities, Evercore and its affiliates may from time to time acquire, hold or sell, for their own accounts and for the accounts of their customers, equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of the Partnership and of ETP.

Evercore and its affiliates and certain of its employees, including members of the team performing services in connection with the Offer, as well as certain private equity or other investment funds associated or affiliated with Evercore in which they may have financial interests, may from time to time acquire, hold or make direct or indirect investments in or otherwise finance a wide variety of companies, including the Partnership and ETP, other actual or potential transaction participants and their respective affiliates.

The Conflicts Committee selected Evercore to provide financial advice in connection with its evaluation of the Offer because of, among other reasons, Evercore’s experience, reputation and familiarity with the midstream sector of the energy industry and because its investment banking professionals have substantial experience in transactions similar to the Offer.

The description set forth above constitutes a summary of the analyses employed and factors considered by Evercore in rendering its opinion to the Conflicts Committee. The preparation of a fairness opinion is a complex, analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and is not necessarily susceptible to partial analysis or summary description.

Pursuant to the terms of the engagement of Evercore, Evercore will receive a fee of $1,750,000 for its services, of which $1,000,000 became payable upon the execution of its engagement letter. In addition, the Partnership has agreed to reimburse certain of Evercore’s expenses and to indemnify Evercore against certain liabilities arising out of its engagement.

During the two-year period prior to the date of Evercore’s opinion, no material relationship existed between Evercore or any of its affiliates, on the one hand, and the Partnership, ETP or any of their respective affiliates, on the other hand, pursuant to which compensation was received by Evercore or its affiliates as a result of such a relationship. Evercore and its affiliates may provide financial or other services to the Partnership, ETP or their respective affiliates in the future and in connection with any such services Evercore may receive compensation.

(d) Management Forecast

The Partnership does not as a matter of course make public any financial projections as to future performance, earnings or other results, and is especially wary of making projections due to the unpredictability of the underlying assumptions and estimates. However, ETP’s management periodically prepares certain non-public financial projections and shared such projections with the Conflicts Committee and Evercore. The Partnership has included below a summary of these projections to give Public Unitholders access to certain non-public information that was considered by the Conflicts Committee in its evaluation of the Offer.

These projections, which were prepared by and are the responsibility of ETP’s management, were prepared solely for internal use in connection with ETP’s regular annual planning process. They were not prepared with a view to public disclosure or compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. The projections, which do not reflect the proposed transaction, were substantially prepared during the first quarter of 2017 and have not been updated, except to reflect allocated general and administrative expenses that were omitted in the presentation of financial projections in the Schedule TO/13E-3, offset in certain periods by contract rate adjustments and, in the case of distributable cash flow, interest expense adjustments. The projections do not purport to present operations or financial condition of the Partnership in accordance with accounting principles generally accepted in the U.S., and Grant Thornton LLP, the Partnership’s independent auditors have not examined, compiled nor performed any procedures with respect to the projections and, accordingly, Grant Thornton LLP does not express an opinion or any other form of assurance with respect thereto nor assume any responsibility for them. The report of the Partnership’s former independent auditors, Ernst & Young LLP, incorporated into the Offer to Purchase relates to the Partnership’s historical financial information. It does not extend to the projections and should not be read to do so.

ETP’s internal financial forecasts (which include financial forecasts for the Partnership, from which these projections were extracted) are, in general, prepared solely for internal use and capital budgeting and other management decisions and are subjective in many respects and thus susceptible to interpretations and periodic revision based on actual experience and business developments. The projections reflect numerous assumptions made by ETP’s management with respect to industry performance, general business, economic, market and financial conditions and other matters, including prices of oil and natural gas, all of which are difficult to predict, and many of which are beyond ETP’s and the Partnership’s control. Additionally, the projections assume that the Partnership does not complete any acquisitions. There can be no assurance that the assumptions made at the time the projections were prepared will prove accurate. It is expected that there will be differences between actual and projected results, and actual results may be materially greater or less than those contained in the projections. The inclusion of these projections herein should not be regarded as an indication that any of ETP or the Partnership or their respective affiliates or representatives considered or consider the projections to be a reliable prediction of future events, and we caution you that the projections should not be relied upon as such or to make a decision regarding the offer.

Neither the Partnership, the Conflicts Committee nor any of their respective affiliates or representatives have made or makes any representation to any person regarding the ultimate performance of the Partnership compared to the information contained in the projections, and to the Partnership’s knowledge, none of them intends to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the projections are shown to be in error.

ETP Management Projections Related to the Partnership

	2017E	2018E	2019E
	(in thousands)
Adjusted EBITDA(1)(2)	$82,597	$84,590	$85,256
Distributable cash flow(1)(2)	$77,076	$79,546	$80,964

(1)	Adjusted EBITDA is defined as net income, plus interest expense, income taxes, depreciation and amortization, changes in deferred revenue, equity-based compensation expense, non-cash general and administrative expenses, non-cash loss (income) related to derivative instruments and impairments on long-term assets. Distributable cash flow is defined as Adjusted EBITDA, less cash interest expense related to operating activities, net of interest income, income taxes paid and maintenance capital expenditures, and distribution equivalents paid in cash. Distributable cash flow does not reflect changes in working capital balances.
(2)	Amounts presented are lower than those presented in the Schedule TO/13E-3 due to an adjustment for cash payments to ETP of approximately $4.0 million annually for allocated general and administrative services, which were omitted from the forecast included in the Schedule TO/13E-3, offset in certain periods by contract rate adjustments and, in the case of distributable cash flow, interest expense adjustments.

(e) Intent to Tender. After reasonable inquiry and to the knowledge of the Partnership, none of the executive officers or directors of the General Partner, or the affiliates or subsidiaries of the Partnership intends to tender or sell Common Units held of record or beneficially owned by them pursuant to the Offer, except that each member of the Conflicts Committee intends to tender the Common Units beneficially owned by him.

Item 5. Persons/Assets, Retained, Employed, Compensated or Used

Pursuant to the terms of an engagement letter dated as of May 26, 2017, Evercore was engaged to act as financial advisor to the Conflicts Committee in connection with the Offer. As part of its role as financial advisor to the Conflicts Committee, Evercore executed and delivered the fairness opinion described in Item 4 above. Pursuant to the terms of the engagement letter, the Partnership agreed to:

•	pay Evercore an initial fee of $1.0 million upon execution of the engagement letter, which initial fee is fully creditable, to the extent previously paid, against the opinion fee described in the succeeding bullet;

•	pay Evercore an opinion fee of $1.75 million promptly upon the delivery of its fairness opinion (regardless of the conclusion reached therein);

•	reimburse Evercore for its reasonable expenses, including fees and expenses of Evercore’s legal counsel (not to exceed $75,000 without the prior consent of the Partnership not to be unreasonably withheld); and

•	indemnify Evercore and certain of its related parties against certain liabilities arising out of its engagement.

Except as set forth above, neither the Partnership nor any person acting on its behalf has, directly or indirectly, employed, retained or compensated, or currently intends to employ, retain or compensate, any person or class of persons to make solicitations or recommendations to the unitholders in connection with the Offer.

Item 6. Interest in Securities of the Subject Company

No transactions in the Common Units have been effected during the last 60 days by the Partnership or, to the knowledge of the Partnership, by any executive officer or director of the General Partner, or by any affiliate or subsidiary of the Partnership.

Item 7. Purposes of the Transaction and Plans or Proposals

(a) Except as set forth in this Schedule 14D-9, the Partnership is not undertaking and is not engaged in any negotiations in response to the Offer that relate to a tender offer or other acquisition of any securities of the Partnership, any subsidiary of the Partnership or any other person.

(b) Except as set forth in this Schedule 14D-9, the Partnership is not undertaking and is not engaged in any negotiations in response to the Offer that relate to, or would result in, (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Partnership or any subsidiary of the Partnership; (ii) any purchase, sale or transfer of a material amount of assets of the Partnership or any subsidiary of the Partnership; or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Partnership.

(c) Except as set forth in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in this Item 7.

Item 8. Additional Information

Limited Call Right

If the tender offer is completed and ETP and its affiliates own more than 80% of the outstanding Common Units, ETP may exercise its right under the Partnership Agreement to acquire any remaining outstanding Common Units not owned by ETP or its affiliates (the “Call Right”). In the Offer to Purchase, ETP has stated that it intends to exercise, or cause the General Partner to exercise, the Call Right as soon as practicable following the consummation of the tender offer, but in any event not more than 90 days following the consummation of the Offer. Each Common Unit that ETP purchases pursuant to the Call Right will be purchased for a price equal to the greater of: (i) $20.00, the price at which ETP is offering to purchase the Common Units in the tender offer; and (ii) the average of the daily closing price on the Nasdaq Global Select Market for the 20 trading days immediately prior to the date that is three business days prior to the date that notice of the exercise of the Call Right is delivered by ETP under the Partnership Agreement.

Cautionary Note Regarding Forward-Looking Statements

Some of the information in this Schedule 14D-9 may contain forward-looking statements. Forward-looking statements give our current expectations, contain projections of results of operations or of financial condition, or forecasts of future events. Words such as “may,” “assume,” “forecast,” “position,” “predict,” “strategy,” “expect,” “intend,” “plan,” “estimate,” “anticipate,” “believe,” “project,” “budget,” “potential” or “continue,” and similar expressions are used to identify forward-looking statements. They can be affected by assumptions used or by known or unknown risks or uncertainties. Consequently, no forward-looking statements can be guaranteed. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements described under “Risk Factors” in Item 1A of our 2016 Form 10-K and those set forth from time to time in our filings with the SEC, which are available through our website at www.penntex.com and through the SEC’s website at www.sec.gov. Actual results may vary materially. You are cautioned not to place undue reliance on any forward-looking statements. All forward-looking statements, expressed or implied, included in this Schedule 14D-9 are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that we or persons acting on our behalf may issue. Except as otherwise required by applicable law, we disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this Schedule 14D-9.

Item 9. Exhibits

The information under the heading “Exhibit Index” appearing after the signature page of this Schedule 14D-9 is incorporated herein by reference.

[Signature Page Follows]

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PENNTEX MIDSTREAM PARTNERS, LP

	By:	PennTex Midstream GP, LLC, its general partner

Date: June 1, 2017		/s/ Kelcy L. Warren
	Name:	Kelcy L. Warren
	Title:	Chief Executive Officer

Exhibit Index

Exhibit No.	Description

(a)(1)(A)	Press Release dated May 19, 2017 (incorporated by reference to Exhibit 99.1 to the Partnership’s Current Report on Form 8-K filed on May 19, 2017).

(a)(1)(B)	Press Release dated June 1, 2017 (incorporated by reference to Exhibit 99.1 to the Partnership’s Current Report on Form 8-K filed on June 1, 2017).

(e)(1)	The information contained under the headings “Business—Our Relationship with Energy Transfer,” “Certain Relationships and Related Party Transactions, and Director Independence,” “Executive Compensation—Compensation of Directors” and “Security Ownership of Certain Beneficial Owners and Management and Related Unit Holder Matters” in the Partnership’s Annual Report on Form 10-K filed on February 3, 2017 is incorporated herein by reference.

Annex A

June 1, 2017

The Conflicts Committee of the

Board of Directors of

PennTex Midstream GP, LLC

8111 Westchester Drive, Suite 600

Dallas, TX 75225

Members of the Conflicts Committee of the Board of Directors:

On May 18, 2017, Energy Transfer Partners, L.P. (“ETP”) submitted a tender offer to purchase all of the outstanding common units representing limited partner interests (the “Common Units”) in PennTex Midstream Partners, LP, a Delaware limited partnership (the “Partnership”), not currently owned by ETP, at a purchase price equal to $20.00 per Common Unit (the “Consideration”), net to the holders (other than ETP and its affiliates) of the Common Units in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer”), as described in the Tender Offer Statement and Schedule 13E-3 Transaction Statement as filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 18, 2017 (the “Offer to Purchase”).

We note that the Offer to Purchase indicates that the Offer is conditioned upon, among other things, sufficient Common Units being tendered and not withdrawn such that, following the closing of the Offer, ETP and its affiliates will own at least 16,571,405 Common Units, representing greater than 80% of the outstanding Common Units. If ETP owns more than 80% of the outstanding Common Units, ETP will then be able to exercise its limited call right provided under Article XV of the First Amended and Restated Agreement of Limited Partnership of the Partnership to purchase all of the Common Units that continue to remain outstanding after the Offer, for a price equal to the greater of $20.00 per Common Unit and the average daily closing price per Common Unit on the Nasdaq Global Select Market for the 20 trading days immediately prior to the date that is three business days prior to the date that notice of the exercise of the limited call right is delivered. The Offer to Purchase indicates that ETP intends to exercise such limited call right as soon as reasonably practicable, and in any event no later than 90 days following the closing of the Offer.

The Conflicts Committee of the Board of Directors of PennTex Midstream GP, LLC (the “Committee”) has asked us whether, in our opinion, as of the date hereof, the Consideration proposed to be paid to the holders of Common Units (other than ETP and any of its affiliates) pursuant to the Offer is fair, from a financial point of view, to such holders (the “Unaffiliated Unitholders”).

In connection with rendering our opinion, we have, among other things:

(i)	reviewed certain publicly-available historical operating and financial information relating to the Partnership that we deemed relevant, including the Annual Report on Form 10-K for the year ended December 31, 2016, the quarterly report on Form 10-Q for the quarter ended March 31, 2017 and certain current reports on Form 8-K, in each case as filed with or furnished to the SEC by the Partnership since January 1, 2017;

(ii)	reviewed certain non-public historical and projected financial and operating data and assumptions relating to the Partnership prepared and furnished to us by management of the Partnership;

(iii)	discussed the current operations of the Partnership and the historical and projected financial and operating data and assumptions relating to the Partnership with management of the Partnership (including management’s views on the risks and uncertainties of achieving such projections);

(iv)	reviewed certain of the Partnership’s current natural gas gathering, processing and transportation agreements with its customers, as furnished to us by management of the Partnership;

(v)	reviewed certain publicly-available research analyst estimates for the Partnership’s future financial performance;

The Conflicts Committee of the Board of Directors

of PennTex Midstream GP LLC

June 1, 2017

(vi)	performed a discounted cash flow analysis on the Partnership based on forecasts and other data provided by management of the Partnership;

(vii)	performed discounted distributions analyses based on forecasts and other data provided by management of the Partnership and certain sensitivity cases based thereon;

(viii)	reviewed the financial metrics of certain historical transactions that we deemed relevant and compared such financial metrics to those implied by the Offer utilizing forecasts and other data provided by management of the Partnership;

(ix)	compared the financial performance of the Partnership and its stock market trading multiples with those of certain other publicly-traded partnerships that we deemed relevant;

(x)	reviewed the premiums paid in certain historical transactions that we deemed relevant and compared such premiums to those implied by the Offer;

(xi)	reviewed the Offer as described in the Tender Offer Statement and Schedule 13E-3 Transaction Statement as filed with the SEC on May 18, 2017; and

(xii)	performed such other analyses and examinations, reviewed such other information and considered such other factors that we deemed appropriate for purposes of providing the opinion contained herein.

For purposes of our analysis and opinion, we have assumed and relied upon, without undertaking any independent verification of, the accuracy and completeness of all of the information publicly available and all of the information supplied or otherwise made available to, discussed with, or reviewed by us and upon the assurances of the management of the Partnership that they are not aware of any relevant information that has been omitted or that remains undisclosed to us, and we assume no liability therefor. With respect to the projected financial and operating data relating to the Partnership, we have assumed that such data has been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Partnership as to the future financial performance of the Partnership under the assumptions stated therein. We express no view as to the projected financial and operating data or any judgments, estimates or assumptions on which they are based. We have relied, at your direction, without independent verification, upon the assessments of the management of the Partnership as to the future financial and operating performance of the Partnership. We similarly express no view as to the projected financial and operating results of the Partnership beyond the periods covered by management of the Partnership’s projections. With respect to the estimated tax liability calculations relating to the Partnership, we have assumed they have been reasonably and accurately prepared by the Partnership and their outside advisors.

In rendering our opinion, we have assumed, with the consent of the Conflicts Committee, that the Offer would be consummated on the terms described in the Offer to Purchase as filed on Schedule TO with the SEC on May 18, 2017, without any waiver or modification of any material terms or conditions. We have further assumed that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Offer will be obtained without any material delay, limitation, restriction or condition that would have an adverse effect on the Partnership, or the consummation of the Offer or materially reduce the benefits of the Offer to the holders of Common Units.

We have not made nor assumed any responsibility for making any independent valuation or appraisal of the assets or liabilities of the Partnership, nor have we been furnished with any such appraisals, nor have we evaluated the solvency or fair value of the Partnership under any state or federal laws relating to bankruptcy, insolvency or similar matters. Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, monetary, market, regulatory and other conditions and circumstances as

The Conflicts Committee of the Board of Directors

of PennTex Midstream GP LLC

June 1, 2017

they exist and as can be evaluated by us on the date hereof. It is understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise or reaffirm this opinion.

We have not been asked to pass upon, and express no opinion with respect to, any matter other than the fairness of the Consideration proposed to be paid to the Unaffiliated Unitholders pursuant to the Offer, from a financial point of view, to such holders. We do not express any view on, and our opinion does not address, the fairness of the Offer to, or any consideration to be received by, any other persons or the holders of any other securities, creditors or other constituencies of the Partnership, nor any view as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Partnership or any of the other parties to the Offer or any affiliates thereof, or any classes of such persons, whether relative to the Consideration proposed to be paid to Unaffiliated Unitholders pursuant to the Offer or otherwise. We have assumed that any modification to the structure of the Offer will not vary in any respect material to our analysis. Our opinion does not address the relative merits of the Offer as compared to other business or financial strategies that might be available to the Partnership or the Unaffiliated Unitholders, nor does it address the underlying business decision of the Partnership or any Unaffiliated Unitholder with respect to the Offer. In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any third party with respect to the acquisition of any or all of the Common Units or any business combination or other extraordinary transaction involving the Partnership, nor did we consult with Unaffiliated Unitholders. This letter, and our opinion, does not constitute a recommendation to the Committee or to any other persons in respect of the Offer, including in respect of whether or not to tender Common Units pursuant to the Offer. We express no opinion herein as to the price at which the Common Units will trade at any time. We are not legal, regulatory, accounting or tax experts and have assumed the accuracy and completeness of assessments by the management of the Partnership and their advisors with respect to legal, regulatory, accounting and tax matters.

We received an initial fee for our services and will receive an additional fee upon the rendering of this opinion. The Partnership has also agreed to reimburse certain of our expenses and to indemnify us against certain liabilities arising out of our engagement. During the two-year period prior to the date hereof, no material relationship existed between Evercore Group L.L.C. and its affiliates and the Partnership, ETP or any of their respective affiliates, pursuant to which compensation was received by Evercore Group L.L.C. or its affiliates as a result of such a relationship. We may provide financial or other services to the Partnership, ETP or their respective affiliates in the future and in connection with any such services we may receive compensation.

In the ordinary course of business, Evercore Group L.L.C. or its affiliates may actively trade the securities, or related derivative securities, or financial instruments of the Partnership and ETP and their respective affiliates for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities or instruments.

This letter, and the opinion expressed herein is addressed to, and is for the information and benefit of, the Committee in connection with its evaluation of the Offer. The issuance of this opinion has been approved by an opinion committee of Evercore Group L.L.C.

This opinion may not be disclosed, quoted, referred to or communicated (in whole or in part) to, or relied upon by, any third party, nor shall any public reference to us be made, for any purpose whatsoever except with our prior written approval in each instance or except in accordance with the terms of the engagement letter, dated May 26, 2017, among the Partnership, the Committee and Evercore Group L.L.C.

The Conflicts Committee of the Board of Directors

of PennTex Midstream GP LLC

June 1, 2017

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration proposed to be paid to the Unaffiliated Unitholders pursuant to the Offer is fair, from a financial point of view, to such holders.

Very truly yours,

EVERCORE GROUP L.L.C.

By:	/s/ Raymond B. Strong III
Raymond B. Strong III
Senior Managing Director